SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 17, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

NOTIFICATION

PRICE-SENSITIVE INFORMATION

INDICATIVE ANNOUNCEMENT REGARDING ASSET DISPOSAL

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under “Latest Listed Companies Information” and on the website of Sinopec Shanghai Petrochemical Company Limited at www.spc.com.cn.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at Room 1312, Wing On Centre, 111 Connaught Road Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 28 December 2007. Copies will be provided upon request at $3 per page.

By Order of the Board
Zhang Jingming
Company Secretary

Hong Kong, 14 December 2007

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price-sensitive Information

Indicative Announcement Regarding Asset Disposal

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

In October 2007, the Company authorized Shanghai Xin Gong Lian Asset and Equity Agency Co. Ltd. to list the 7,604,140 shares of Guotai Junan Securities Co. Ltd. (“Guotai Junan”) that it owns (the “Guotai Junan Shares”, representing 0.16% of the entire issued share capital of Guotai Junan) and the 617,917 shares of Guotai Junan Asset Management Co. (“Guotai Management”) that the Company also owns (the “Guotai Management Shares”, representing 0.16% of the entire issued share capital of Guotai Management) for public bidding through an electronic bidding process on the Shanghai United Assets and Equity Exchange and transfer the Guotai Junan Shares and the Guotai Management Shares to the same winning bidder simultaneously.

On 31 December 2006, the audited book value of the Guotai Junan Shares was RMB7,084,300. Based on the asset appraisal report Zhong Feng Ping Bao Zi (2007) No. 050 issued by Beijing Zhong Feng Asset Appraisal Co., Ltd. , the appraised value of the Guotai Junan Shares was RMB65,547,700. As at 31 December 2006, the audited book value of the Guotai Management Shares was RMB575,700. Based on the asset appraisal report Zhong Feng Ping Bao Zi (2007) No. 051 issued by Beijing Zhong Feng Asset Appraisal Co., Ltd., the appraised value of the Guotai Management Shares was RMB1,186,400. Taking into account such asset appraisal results, the Company set the base price for the listing and transfer of the Guotai Junan Shares and the Guotai Management Shares at a total amount of RMB75,000,000.

On 12 December 2007, pursuant to the “Administrative Rules on the Assets and Equity Transaction Market of Shanghai” and the relevant regulations of the Shanghai United Assets and Equity Exchange, China Ping An Trust & Investment Co., Ltd. (“Ping An Trust”) was confirmed as the winning bidder and the transferee for the Guotai Junan Shares and the Guotai Management Shares. The total consideration for the transfer of the Guotai Junan Shares and the Guotai Management Shares amounts to RMB175,000,000, of which the consideration for the transfer of the Guotai Junan Shares was RMB173,813,600 and the consideration for the transfer of the Guotai Management Shares was RMB1,186,400.

Pursuant to the “Administrative Rules on the Assets and Equity Transaction Market of Shanghai” and the relevant regulations of the Shanghai United Assets and Equity Exchange, the Company has entered into the “Shanghai Assets and Equity Transaction Contracts” with Ping An Trust and the relevant authorized agencies (“Contracts”). The Contracts will come into effect officially upon review and approval by the Shanghai United Assets and Equity Exchange and performance of the Contracts will take place upon the issuance of the relevant transaction certificates by the Shanghai United Assets and Equity Exchange. Accordingly, shareholders and potential investors are advised to exercise caution in dealing in the shares of the Company.

Through this transaction, the Company has, on the one hand, disposed of certain non-core business assets, and on the other hand, the Company will realize a relatively substantial investment gain that will impact the Company’s profit and loss accounts positively.

The transaction is expected to constitute a discloseable transaction (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) of the Company under the Hong Kong Listing Rules. As the Contracts are not yet effective until relevant approvals from the Shanghai United Assets and Equity Exchange have been duly obtained, the Company will, in accordance with the requirements of the Hong Kong Listing Rules, publish a discloseable transaction announcement about the transaction after the Contracts have become effective, and a circular will be despatched to the Company’s H shareholders within 21 days after the publication of the discloseable transaction announcement.

By order of the Board
Zhang Jingming
Secretary to the Board

Shanghai, the PRC, 14 December 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.